

May 13, 2011

<u>Via U.S. Mail</u>
Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

      Re: **Landmark Energy Enterprise, Inc.**
              Form 10-K for the Fiscal Year Ended October 31, 2010
              Filed February 11, 2011
              Correspondence Submitted April 28, 2011
              File No. 000-54153

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2010</u>

<u>Item 9A. Controls and Procedures, page 15</u>

1. We note your explanation in correspondence dated April 28, 2011 that management mistakenly failed to include management's report on internal controls over financial reporting (ICFR) in the Form 10-K. However, you have not addressed how this mistake affected your conclusion regarding the effectiveness of disclosure controls and procedures (DC&P). It appears to us that effective DC&P would include controls that are designed to both prevent and detect errors and omissions of material items, of which, management's report on ICFR would be one. Accordingly, tell us why your disclosure controls failed to detect this material omission after the fact and why, in the face of this omission, you continue to believe that DC&P are effective. Alternatively, revise the Form 10-K and subsequent Form 10-Q to disclose that DC&P were not effective.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or the undersigned Senior Assistant Chief Accountant, at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Tia Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services

cc: Man C. Yam, Esq.
        Bernard & Yam, LLP
        Via E-Mail